UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CardConnect Corp.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

14141X108

(CUSIP Number)

Michael J. Mertz

c/o CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.14141X108

1	Names of reporting person Michael J. Mertz
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,984,932
	8	Shared voting power 0
	9	Sole dispositive power 1,984,932
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,984,932
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
13	Percent of class represented by amount in row (11) 6.3%
14	Type of reporting person (See instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 3, 2017 relating to the common stock, par value $0.001 per share, of Michael J. Mertz (the “Original Schedule 13D”). The Original Schedule 13D and this Amendment No. 1 are together referred to herein as the “Schedule 13D.”

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Merger Agreement

On May 26, 2017, CardConnect Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Data corporation, a Delaware corporation (“First Data”), and Minglewood Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of First Data (“Merger Sub”), pursuant to which Merger Sub will commence a tender offer (the “Offer”) as promptly as practicable, but no later than seven business days, after the date of the Merger Agreement, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (“Common Stock”), at a purchase price of $15.00 per share (the “Offer Price”) net to the seller in cash, without interest, and subject to any required withholding taxes.

Tender and Support Agreement

Also on May 26, 2017, Michael J. Mertz, in his capacity as a shareholder, entered into an agreement with First Data and Merger Sub (the “Tender and Support Agreement”). Under the Tender and Support Agreement, Mertz has agreed, among other things, to promptly tender his shares of Common Stock into the Offer and, from May 26, 2017 through the termination or consummation of the Merger, to vote such shares of Common Stock as provided therein, including against the approval of any competing takeover proposal. As of May 25, 2017, the Tender and Support Agreement covered 1,984,932 shares of Common Stock (236,850 of which are subject to the previously disclosed escrow arrangement), which represented approximately 6.3% of the total outstanding shares of Common Stock on such date.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Other than as described above, the Reporting Person currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock, nor is it a substitute for the tender offer materials that First Data and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that First Data and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, First Data and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Stockholders of the Company are advised to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available, before making any decision with respect to the tender offer because these documents will contain important information about the proposed transaction and the parties thereto. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Tender and Support Agreement and is incorporated herein by reference. A copy of the Tender and Support Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships with the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 2	Tender and Support Agreement, by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz, dated as of May 26, 2017 (1)

(1) Incorporated by reference to Exhibit 99.2 to CardConnect’s Current Report on Form 8-K filed on May 31, 2017.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

Name:	/s/ Michael J. Mertz
Michael J. Mertz